SHAREHOLDER SERVICES FEE LIMITATION AGREEMENT

         This AGREEMENT is made this 28th day of January 2008, between CNI Charter Funds (the "Trust"), a Delaware statutory trust, and City National Bank ("CNB"), a Delaware federally chartered bank.

         WHEREAS, CNB has entered into a Shareholder Services Agreement with the Trust pursuant to which CNB agrees to provide certain services described in the Shareholder Services Agreement to clients who from time to time beneficially own shares of certain series of the Trust, including the RCB Small Cap Value Fund (the "Fund"); and

         WHEREAS, the parties currently desire to limit the shareholder services fees payable to CNB by the Fund's Class R shares;

         NOW, THEREFORE, the parties hereto do hereby agree as follows:

         1. Waiver of Shareholder Servicing Fees. CNB hereby agrees to waive all compensation payable to it with respect to the Class R shares of the Fund pursuant to the Shareholder Services Agreement (the "Service Fees").

         2. Reimbursement of Shareholder Servicing Fees. CNB hereby agrees that any Service Fees waived by it pursuant to this Agreement shall not be eligible for reimbursement by the Fund to CNB.

         3. Term. This Agreement shall continue in effect until January 30, 2009 unless sooner terminated in accordance with Section 4 herein.

         4. Termination. This Agreement may be terminated at any time by the Trust on behalf of the Fund or by the Board of Trustees of the Trust upon sixty
(60) days' written notice to CNB without payment of any penalty and shall automatically terminate upon the termination of the Shareholder Services Agreement.

         7. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other parties.

         8. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

         9. Captions. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction of effect.

         10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.



CNI CHARTER FUNDS                            CITY NATIONAL BANK

By:  /s/ Richard D. Byrd                     By: /s/ Richard D. Byrd
     --------------------                       --------------------
Name:    Richard D. Byrd                     Name: Richard D. Byrd
Title:   President, Chief Executive          Title:   Executive Vice President
         Officer